Exhibit 4.31

WPP

21 November 2008

Paul Richardson

721 5th Avenue

Apartment 31A

New York

NY10022

Dear Paul

Appointment as a Director of WPP plc

This letter confirms the terms of your appointment as a Director of WPP plc (the “Company”). It is agreed that this is a contract for services and not a contract of employment.

Appointment

1	Your appointment will have taken effect from 19 November 2008, and will continue on the terms set out herein, subject to paragraph 2, unless otherwise terminated earlier by and at the discretion of either party by giving twelve (12) months written notice to the other.

2	Notwithstanding paragraph 1, the Company may terminate your appointment by written notice taking effect on the date of its service on you if the agreement between you and WPP Group USA, Inc. dated on the same date as this letter (the “US Agreement”) has been terminated by WPP Group USA, Inc pursuant to clause 18.1, in which case you shall not be entitled to any further payment from the Company hereunder except such sums which shall have accrued or become due.

3	The termination by the Company of this Agreement shall be without prejudice to any claim which the Company may have for damages or other remedies arising from any breach thereof by you giving rise to such termination.

4	If your employment terminated for any reason whatsoever under the US Agreement the Company may terminate this Agreement, provided that any termination shall be deemed to be on the same basis as the reason for termination under the US Agreement.

Powers and Duties

5	In your role as a Director of the Company, you will be responsible for the Group’s financial position as Group Finance Director and determining and recommending to the Board of the Company (the “Board”) matters of Group financial policy and matters relating to the financial management of the Group’s business together with such other services as the board shall require of this role, and which shall include your attendance at all board meetings of the Company.

6	In carrying out the activities referred to in paragraph 5, you should carry those activities out from a place outside the United Kingdom and it is accepted and acknowledged by you that your services under this agreement and generally as a director of the Company will be carried out from a place outside the United Kingdom.

WPP plc Registered Number 101749, Registered Office: 22 Grenville Street, St Helier, Jersey, JE4 8PX

7	The Company confirms that it will make available to you, as reasonably required to perform your functions in accordance with paragraphs 5 and 6, suitable work premises, accommodation and travel facilities.

8	In your role as Finance Director of the Group, you shall abide by your statutory, fiduciary and common- law duties as a director of the Company and diligently perform your duties and use your best endeavours to promote, protect, develop and extend the business of the Company and the Group.

9	It is accepted and acknowledged that you have obligations under the US Agreement and it is understood that your duties under this agreement are separate from the obligations under the US Agreement.

Fees

10	You will be paid an annual fee of £100,000 gross per annum which will be paid monthly in arrears. This fee will be reviewed in accordance with such Company policies as are in place from time to time. You will not be entitled to participate in any of the WPP incentive plans pursuant to this agreement but may be entitled to participate in the WPP incentive plans under the US Agreement.

Reimbursement of expenses

11	The Company will reimburse you for all reasonable and properly documented expenses (on an after tax basis) you incur in performing the duties of your office, including but not limited to travel and hotel expenses.

Ethics

12	Your attention is also drawn to the requirements under both legislation and regulation as to the disclosure of price sensitive information. Consequently you should avoid making any statements that might risk a breach of these requirements without prior clearance from the chairman of the Company or company secretary. You may not for any reason make use of or permit use to be made of any information relating to the Company’s business affairs or finances received by you as a result of furtherance of your duties.

13	You shall comply with the Company Policy Book (incorporating the Code of Business Conduct and Ethics).

Confidentiality and Restrictions

14	In consideration for the fee due to you under this Agreement, you agree to be bound by the confidentiality obligations and restrictions in Schedule 1 to protect the legitimate interests of the Company and any other Group Company.

Insurance

15	The Company has directors’ and officers’ liability insurance and it shall maintain such cover for the full term of your appointment.

Governing Law

16	The terms of this agreement shall be governed by English law and the Company and you agree to submit to the exclusive jurisdiction of the English Court in relation to any matters contained and/or referred to in it.

Definitions

17	In this Agreement, the following definitions apply:

17.1	“Group” means WPP plc and its Subsidiaries and Associated Companies for time being and “Group Company” shall be any one of them.

17.2	“Subsidiary and Associated Companies” means any company which is from time to time:

(a)	a holding company (as defined by section 1159 of the Companies Act 2006) of the Company; or

(b)	a subsidiary (as defined by section 1159 of the Companies Act 2006) of the Company or a subsidiary (as so defined) of a holding company of the Company; or

(c)	a subsidiary undertaking (as defined by section 1162 of the Companies Act 2006) of the Company or subsidiary undertaking (as defined) of a holding company of the Company.

Please indicate your acceptance of the content of this letter by signing the enclosed copy and returning it to me. I look forward to seeing you at the next board meeting.

Yours sincerely

Mark Read

For and on behalf of
WPP plc whilst in Ireland

Appointment as Director of WPP plc

I, Paul Richardson of 721 5th Avenue, Apartment 31A, New York, NY 10022 hereby accept the terms set out in the above mentioned letter.

Signed:	Date: 21 Nov, 2008

SCHEDULE 1

Confidentiality and Post Contractual Restrictions

Part 1 Protection of Confidential Information

1	You shall not (except in the proper performance of your duties hereunder) either during your appointment or at any time after your appointment has ended, divulge to any person or otherwise make use of, and shall use your best endeavours to prevent the publication or disclosure of, any trade secrets or Confidential Information.

2	During your appointment hereunder you will not make any notes or memoranda relating to Confidential Information and/or any aspect of the business or any Group Company or any Joint Venture Business or any Target Business other than those which are for the sole benefit of any Group Company. All such notes and memoranda made by you will belong to the Company.

3	The Company and any other Group Company may, from time to time, be entrusted with confidential or proprietary information, trade secrets or intellectual property belonging to third parties (“Third Party Confidential Information”). You agree to be bound by any contractual undertakings or obligations which the Company or any other Group Company imposes on its or their employees in respect of the Third Party Confidential Information. You will enter into any confidentiality undertaking that the Company or any other Group Company may require you to enter into with any such third party or Group Company.

4	You will only access and use any Group Company’s computer and electronic equipment for the purposes of your appointment under this Agreement. Any personal or laptop computer or similar equipment provided or made available or accessible to you by the Company will be solely for your use in the proper performance of your duties and shall not be used or misused for any other purpose.

5	You shall not at any time (whether during or after the termination of your appointment) erase, corrupt or otherwise interfere with any data, records or Confidential information held in whatever form, including electronic equipment, provided, available or accessible to you by the Company.

6	Upon request, at any time during your appointment under this Agreement or after it ends, you will immediately disclose to the Company the relevant passwords to all current password protected documents created or used by you during the continuance of the appointment in relation to the business and/or affairs of any Group Companies.

7	The restrictions in this Part 1 of Schedule 1 shall:

7.1	not apply to information which is in the public domain other than as a consequence of any breach of duty by you whether directly or indirectly or on your behalf; and

7.2	not restrict you from making disclosures of Confidential Information when required by law; and

7.3	be in addition to and without prejudice to your duties and obligations implied into this agreement by law, nor shall any of the foregoing be deemed to limit any of your fiduciary duties and responsibilities.

Part 2 Restrictions

8	You agree and undertake with the Company on behalf of itself and as agent for any Group Company that you will not in any Relevant Capacity at any time during the twelve (12) month period commencing on the Effective Date:

8.1	within the Restricted Territory take any steps preparatory to or be engaged, employed, interested or concerned in:

(a)	any Restricted Business which is in competition with the Company or any Relevant Group Company; and/or

(b)	any Target Business Entity; and/or

(c)	any Person directly or indirectly owning or controlling any such Restricted Business or Target Business Entity; or

8.2	within the Restricted Territory acquire a substantial or controlling interest directly or by or through any nominee or nominees in any Restricted Business, Target Business Entity or in any Person owning or controlling a Restricted Business or Target Business Entity; or

8.3	solicit or attempt to solicit, canvass, interfere with or entice away from the Company or any Relevant Group Company the custom or any prospective custom of any Client or any Prospective Client with a view to providing to that Client or Prospective Client any products or services which are the same as or materially similar to the Restricted Business in competition with the Company or any Relevant Group Company; or

8.4	provide or agree to provide any products or services which are the same as or materially similar to the Restricted Business with any Client or any Prospective Client in competition with the Company or any Relevant Group Company; or

8.5	solicit, entice or encourage or attempt to solicit, entice or encourage any Key Person to leave the employment with the Company or any Relevant Group Company (whether or not such person would commit any breach of his contract of employment by so leaving) in relation to any Restricted Business or other entity directly or indirectly owned by or controlling any Restricted Business which is or is proposing to be in competition with the Company or any Relevant Group Company; or

8.6	employ, engage, appoint, enter into partnership or association with or in any way cause to be employed, engaged or appointed the services of any Key Person in relation to any Restricted Business or other entity directly or indirectly owned by or controlling any Restricted Business which is or is proposing to be in competition with the Company or any Relevant Group Company; or

8.7	provide or agree to provide any Restricted Business in respect of any Competitor Account; or

8.8	be employed or engaged by any Client or Prospective Client if a reasonably likely consequence is that the Client or Prospective Client will cease to use or materially reduce its usage of the services of the Company or any Relevant Group Company or, in the case of a Prospective Client, will not use the services of the Company or any Relevant Group Company or use them to a materially lesser extent; or

8.9	solicit or try to solicit or place orders for the supply of products or services from any Supplier if a reasonably likely consequence is that the Supplier will cease supplying, materially reduce its supply or vary detrimentally the terms on which it supplies products or services to the Company or any Relevant Group Company; or

8.10	encourage, assist or procure any Person to do anything which if done by you would be a breach of paragraphs 8.1 to 8.9 above.

9	The parties agree that the restrictions (whether taken individually or as a whole) in paragraph 8 above are reasonable having regard to the legitimate protectable interests of the Company and that each such restriction is intended to be separate and severable. In the event that any of the restrictions is held to be void but would be valid if part of its wording was deleted, that restriction shall apply with whatever deletion is necessary to make it valid and effective.

10	It is understood and agreed by the Company and you that damages shall be an inadequate remedy in the event of a breach by you of any of the restrictions contained in paragraph 8 of this Schedule and that any such breach by you or on his behalf will cause the Company great and irreparable injury and damage. Accordingly, you agree that the Company shall be entitled, without waiving any additional rights or remedies otherwise available to it at law or in equity or by statute and without having to post bond or other security or having to prove the inadequacy of the available remedies at law, to injunctive and other equitable relief in the event of a breach or intended or threatened breach by you of any of the restrictions contained in paragraph 8 above.

11	For the purposes of this Schedule (Parts 1 and 2) the following definitions shall apply:

11.1	“Client” means any Person with whom or which the Company or any Relevant Group Company has arrangements in place for the provision by the Company or any Relevant Group Company of Restricted Business and with whom or which you had material involvement or for whose business you were responsible for in the course of your duties to the Company or any Relevant Group Company at any time during the Relevant Period.

11.2	“Competitor Account” means any account, product or brand which competes with any Client’s account, product or brand in respect of which you had material dealings or responsibility on behalf of the Company or any other Relevant Group Company at any time during the Relevant Period.

11.3	“Confidential Information” means any confidential information relating to any Group Company and/or Joint Venture Business including (without limitation) its suppliers or business partners or potential customers, suppliers or business partners, pricing, marketing information, intellectual property, business plans or designs, technical data, employees, officers or shareholders, financial information and plans, designs, formula, product lines, research activities, target businesses, any document marked “Confidential” or “Secret”, or any information which you have been told is confidential or which you might reasonably expect the Company or any Group Company and/or Joint Venture Business to regard as confidential, or any information which has been given to the Company or any other Group Company in confidence by customers, suppliers or other persons.

11.4	“Effective Date” means the Termination Date of (if earlier) the date on which you are placed by WPP Group USA, Inc on Garden Leave (as defined therein) pursuant to the US Agreement.

11.5	“Joint Venture Business” means any Person with whom the Company or any Group Company has entered into a joint venture whether under the terms of a joint venture agreement or otherwise.

11.6	“Key Person” means any person who was employed by the Company or any Relevant Group Company to provide services personally at the Effective Date and who during the Relevant Period had material dealings with you and:

(a)	either reported directly to you; and

(b)	had material contact with customers or suppliers of the Company or any other Relevant Group Company in the course of his/her employment; or

(c)	was a member of the board or reported directly to a member of the board or who was a member of the senior management team of the Company or any Relevant Group Company.

11.7	“Person” means any individual, firm, company or other entity.

11.8	“Prospective Client” means any Person who was at any time during the Relevant Period negotiating or discussing (which shall include for the purpose a pitch or presentation) with the Company or any Relevant Group Company with a view to the provision to it by the Company or any Relevant Group Company of any Restricted Business and in respect of which such negotiations or discussions you were materially involved or had responsibility during the Relevant Period.

11.9	“Relevant Capacity” means either alone or jointly with another or others, whether as principal, agent, consultant, director, partner, shareholder, independent contractor, employee or in any other capacity, whether directly or indirectly, through any Person and whether for your own benefit or that of others (other than as a shareholder holding directly or indirectly by way of bona fide investment only and subject to prior disclosure to the Company up to 1% in nominal value of the issued share capital or other securities of any class of any company listed or dealt in on any recognised Stock Exchange).

11.10	“Relevant Period” means the six-month period ending with the Effective Date in relation to sub-clauses 8.5 and 8.6 and twelve-month period ending with the Effective Date in all other cases.

11.11	“Restricted Business” means the provision of any products or services by the Company or any other Relevant Group Company at any time during the Relevant Period with which you had a material involvement during the term of this Agreement at any time during the Relevant Period.

11.12	“Relevant Group Company” means the Company and any other Group Company to which you have rendered services or for which you had a management or operational responsibility in the Relevant Period in the course of your duties to the Company.

11.13	“Restricted Territory” means England and such other countries in which the Company or any Relevant Group Company carried on the Restricted Business at the Termination Date.

11.14	“Supplier” means any Person who at any time during the Relevant Period before the Termination Date provided products or services to the Company or any Relevant Group Company being a Person with whom you had material dealings or for whom you had responsibility on behalf of the Company or any Relevant Group Company at any time during the Relevant Period.

11.15	“Target Business Entity” means any business howsoever constituted (whether or not conducting a Restricted Business) which was at the Termination Date or at any time during the Relevant Period a business which the Company or any other Relevant Group Company had entered into negotiations with, had approached or had identified as:

(a)	a potential target with a view to its acquisition by the Company or any Relevant Group Company; and/or

(b)	a potential party to any joint venture with the Company or any Relevant Group Company.

in either case where such approach or negotiations or identification were known to a material degree by you on or before the Termination Date.

11.16	“Termination Date” means the date of termination of this Agreement.